Filed by Cable Design Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Belden Inc.

Commission File No: 1-12280

Dear General/Site Manager:

As you are now aware, CDT has entered into an agreement to merge with Belden. We anticipate that employees will have many questions related not only to the merger but also how the transaction will impact them individually, so we have compiled the following “Q&A” from which you can work. Please note that if you do not know the answer to a question, respond that you do not know and indicate that you will get back to the employee. Please do not make up an answer or feel obligated to provide an answer immediately.

Facts and Figures

1.	What are the terms of the merger?
•	The transaction is structured as a Merger of Equals
•	Belden shareholders will receive 2 CDT shares for each share of Belden they own.
•	The shareholders of Belden will own 55% of the combined company, and the shareholders of CDT will own 45%
2.	What will the new company be called?
•	Belden CDT Inc.
3.	Where will it be headquartered?
•	St. Louis, Missouri.
4.	What will be the new ticker symbol? On what exchange will it be traded?
•	A new ticker symbol is being developed. We expect that the stock will trade on the New York Stock Exchange.
5.	What are the annual sales of the two companies? Assets? Number of shares outstanding?
•	Belden’s sales in 2003 were $826 million
•	CDT’s sales in the year ended July 31, 2003 were $485 million
•	Combined sales will be about $1.3 Billion
•	Belden’s total assets at December 31, 2003: $674 million
•	CDT’s total assets as of October 31, 2003: $509 million
•	Belden had 25.4 million shares outstanding as of December 31, 2003.
•	CDT had 41.7 million shares outstanding as of October 24, 2003.
•	The combined company will have about 45 – 50 million shares outstanding.
6.	How many employees does each company have?
•	CDT has about 2,900, and Belden has about 3,900 employees

7.	How many manufacturing plants does each company have? Belden has 11 manufacturing plants, and CDT has 25 manufacturing facilities
8.	When is the merger expected to be completed? Second Quarter, 2004

Strategic and Financial

1.	What is the reason for this merger?
•	Create shareholder value by realizing synergies between the two companies and create a broader and more diversified product line.
2.	What synergies or cost reductions do you expect to achieve?
•	Management expects to eliminate $25 million to $30 million in costs.
•	When will they be realized? We expect that in 18 to 24 months we will be delivering saving of $25 million per year.
3.	Will you be closing any plants or distribution centers?
•	Management is currently reviewing various cost saving alternatives in order to realize synergies between the two companies.
4.	Is management considering moving any product lines?
•	Shifting production is being considered in conjunction with the cost saving alternatives, however no final decisions have been made.
5.	Will you keep all the various brand names?
•	Both companies have strong, well-recognized brand names, and we expect to continue selling under all current brands
6.	Will there be a one-time charge for merger related costs?
•	Merger related costs are estimated to be $10 million
7.	What will be the capital structure of the new company?
•	There will be no significant changes in the capital structure.
8.	How will the current outstanding debt of each company be affected?
•	The indenture for the 4% convertible subordinated debentures of CDT allows for a merger without a change in the terms of the debt. The conversion price of the debt will be adjusted each time a dividend is paid by the combined company based on a formula outlined in the indenture
•	The private placement debt issued by Belden allows for a merger without any changes in the terms of the debt.
9.	Does management anticipate that there will be the opportunity to increase revenues as a result of the merger? If so, where?
•	Management will continue to look for new opportunities and to develop markets and channels in order to increase revenue.
10.	Who is on the integration team?
•	The integration team will be lead by Fred Kuznik and George Graeber
11.	What does management anticipate to be the biggest hurdle in completing the transaction? To realizing the cost savings? To integrating the two companies?

•	There are always risks associated with a transaction such as this, however the board of directors of both companies and senior management are committed to completing the transaction and realizing the expected benefits, and we will overcome any obstacles that may present themselves during the integration.

Merger Process

1.	When will you file the registration statement?
•	After a 30 day review period with the SEC, we expect our combined prospectus and proxy statement to be filed in mid-March.
2.	When will you mail the proxy?
•	In mid to late March
3.	What regulatory approvals are needed?
•	In the US, we need approval of both the SEC and the Federal Trade Commission under the Hart-Scott-Rodino regulations. There may be other countries where we need approval of antitrust authorities.
4.	Who are the companies’ investment bankers?
•	Belden has engaged UBS and CDT has engaged Credit Suisse First Boston
5.	Who are the companies’ legal advisors?
•	Belden has engaged Skaddin Arps and CDT has engaged Kirkland & Ellis
6.	What will the dividend of the combined company be?
•	$.20 per share
7.	Who are the analysts that follow the companies?
•	CDT is followed by Merrill Lynch, Stifel Nicholaus, and LJR Great Lakes. Belden is followed by Merrill Lynch, Stifel Nicholaus, and Morgan Joseph
8.	Have senior executives of both companies agreed to vote their shares in favor of the deal?
•	It is expected that the senior executives will agree to vote their shares in favor of the merger.

Management Information

1.	Who will serve as chairman of the combined company? Bryan Cressey, the current Chairman of Cable Design Technologies
2.	President? President and CEO positions will be combined and handled by C. Baker Cunningham, current Chairman and CEO of Belden
3.	CEO? See above
4.	CFO? Richard K. Reece, the current CFO of Belden
5.	What other key management roles have been determined? Fred Kuznik, currently the CEO of CDT, and George Graeber, currently the Chief Operating Officer of CDT will advise and assist Baker Cunningham with the integration of the two companies. Key operations management positions will be split between executives from CDT and Belden as follows:

Networking: Peter Sheehan, currently Executive Vice President of CDT

Specialty Products: Robert Canny, currently VP of Specialty Products for CDT

West Penn Wire: David Harden, currently Senior Vice President of CDT

Europe: D. Larrie Rose, currently VP Operations and President of Belden Holdings, Inc.

Communications Products: Robert W. Matz, currently Vice President, Operations and President, Belden Communications

Electronics Products: Peter Wickman, Currently Vice President, Operations and President, Belden Electronics

Other key administrative roles include:

Human Resources: Cathy O. Staples, currently the VP of Human Resources for Belden

Secretary, and Corporate Counsel: Kevin L. Bloomfield, currently serving that role for Belden.

6.	Who will be on the board of the combined company? Are there representatives from both old boards on the new board?
•	There will be ten board members, five board members designated by each company.
7.	How will the business be organized? Who will be the leaders of those segments/divisions? See above

Employee Questions

1.	How many employees does each company have? CDT has 2,920, and Belden has 3,900
2.	How many employees of each company are represented by unions, and which unions? CDT has approximately 950 employees represented by unions, and 1,400 Belden employees are covered by collective bargaining agreements.
3.	Will there be layoffs? If so, which locations and will there be severance packages?
•	Management is currently considering various cost saving alternatives, however, no final decisions have been made.
4.	Will anyone be asked to relocate?
•	Management is currently considering various alternatives, however no final decisions have been made.
5.	What will happen to our:
a.	Compensation
b.	Pension plan
c.	Stock options
d.	Retirement savings plan
e.	Health benefits
f.	Employee stock purchase plan

•	Compensation and benefit plans will be evaluated at some time in the future. The company will respect all agreements with employee bargaining units.
•	The impact of the merger on stock options will depend upon the plan under which the options were issued.

Forward-Looking Statements

This release contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden Inc. and Cable Design Technologies Corporation. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the Companies, competitive pressures, economic conditions in the U.S. and other countries where the Companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in the Belden annual report filed with the SEC on Form 10K on March 14, 2003, and the CDT annual report on form 10K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Additional Information and Where to Find It

CDT intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. In addition, the Agreement and Plan of Merger, dated as of February 4, 2004 by and between CDT and Belden is on file with the SEC as an exhibit to the Current Report on Form 8-K filed by CDT on February 5, 2004, and is incorporated by reference into this filing. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from CDT at 1901 North Roselle Road, Schaumburg, IL 60195, or from Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.